UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 8

Under the Securities Exchange Act of 1934

Biolase, Inc.

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

090911108

(CUSIP Number)

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2014

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 5,857,251 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,857,251 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,857,251 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* PN

2

1	NAME OF REPORTING PERSON Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 862,945 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 862,945 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,945 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* PN

3

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,686,550 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,686,550 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,686,550 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON* OO

4

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 6,720,196 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,720,196 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,720,196 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON* OO

5

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,686,550 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,686,550 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,686,550 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON* CO

6

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 8,406,746 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 8,406,746 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,406,746 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON* IN

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Item 1. Security and Issuer.

This Amendment No. 8 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, and Amendment No. 7 filed on July 9, 2014 (the “Original Schedule 13D,” and collectively with the Amendment, the “Statement”) with respect to the shares of common par value $0.001 per share (“Common Stock” or the “Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated as follows:

The securities reported in this Statement as directly beneficially owned by the Reporting Persons were acquired with funds of approximately $16,740,295 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Persons who directly beneficially own such securities or capital contributions to the funds by the investors in such funds. 340,000 Shares were purchased by Ten Fund in a private transaction with the Issuer on December 19, 2013, as further described under Item 6. On February 10, 2014, Partners purchased 1,345,525 Shares, Institutional Partners purchased 280,000 Shares, and Ten Fund purchased 320,000 Shares in a private transaction with the Issuer as further described under Item 6. On July 18, 2014, Partners purchased 1,641,036 Shares, Institutional Partners purchased 260,756 Shares, and Ten Fund purchased 369,044 Shares in a private transaction with the Issuer as further described under Item 6. The remaining Shares were purchased through margin accounts maintained with Morgan Stanley, Credit Suisse First Boston, Barclays, Instinet, Jefferies & Company Inc. and Wachovia Securities, all of which may extend margin credit to the Reporting Persons and other persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following:

On July 18, 2014, Partners, Institutional Partners, and Ten Fund entered into a Securities Purchase Agreement with the Issuer (the “July Securities Purchase Agreement”) for the purchase of an aggregate of 2,270,386 Shares at $1.92 per share to provide the Issuer with additional working capital. Additionally, Partners, Institutional Partners and Ten Fund received registration rights requiring the Issuer to file, and have declared effective, a registration statement covering the resale of the Shares purchased under the July Securities Purchase Agreement within 30 days after the closing date of the sale. The foregoing summary description of the July Securities Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the July Securities Purchase Agreement, attached hereto as Exhibit 99.1.

Item 5. Interest in Securities of the Issuer.

 Item 5 of the Statement is hereby amended and restated as follows:

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The aggregate percentage of Shares reported owned by each person named herein is based upon 43,876,535 Shares outstanding, which is based upon 37,626,535 shares outstanding as of April 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2014, together with the addition of the 6,250,000 Shares purchased by investors in private transactions with the Issuer on July 18, 2014, as further described in Item 6 below. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

 As of the date hereof, Partners may be deemed to be the beneficial owner of 5,857,251 Shares, constituting approximately 13.4% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,857,251 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,857,251 Shares.

 (a, b) Institutional Partners

 As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 862,945 Shares, constituting approximately 2.0% of the Shares outstanding.

 Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 862,945 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 862,945 Shares.

 (a, b) Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 1,686,550 Shares, constituting approximately 3.8% of the Shares outstanding.

 Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,686,550 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,686,550 Shares.

(a, b) General Partner

 General Partner, as the general partner of Partners and Institutional Partners, may be deemed to be the indirect beneficial owner of 6,720,196 Shares held in Partners and Institutional Partners, constituting approximately 15.3% of the Shares outstanding.

 General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,720,196 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,720,196 Shares.

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 (a, b) Manager

 Manager, as the investment manager of Ten Fund, may be deemed to be the indirect beneficial owner of 1,686,550 Shares held by Ten Fund, constituting approximately 3.8% of the Shares outstanding.

 Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,686,550 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,686,550 Shares.

 (a, b) Larry Feinberg

 Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 8,406,746 Shares, constituting approximately 19.2% of the Shares outstanding.

 Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,406,746 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,406,746 Shares.

(c)	None of the Reporting Persons has effected any transactions in the Shares of Common Stock since the filing of Amendment No. 7 to this Statement, except that on July 18, 2014 Partners purchased 1,641,036 Shares, Institutional Partners purchased 260,756 Shares, and Ten Fund purchased 369,044 Shares in a private transaction with the Issuer as further described under Item 6.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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 Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 Item 6 of the Statement is hereby amended and restated as follows:

On July 18, 2014, Partners, Institutional Partners, and Ten Fund entered into the July Securities Purchase Agreement for the purchase of an aggregate of 2,270,386 Shares at $1.92 per share allocated as follows: 1,641,036 Shares to Partners; 260,756 Shares to Institutional Partners; and 369,044 Shares to Ten Fund. Additionally, Partners, Institutional Partners and Ten Fund received registration rights requiring the Issuer to file, and have declared effective, a registration statement covering the resale of the Shares purchased under the July Securities Purchase Agreement within 30 days after the closing date of the sale. A copy of the July Securities Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

 On February 10, 2014, Partners, Institutional Partners, and Ten Fund entered into a Subscription Agreement with the Issuer (the "February Subscription Agreement") for the purchase of an aggregate of 1,945,525 Shares at $2.57 per share allocated as follows: 1,345,525 Shares to Partners; 280,000 Shares to Institutional Partners; and 320,000 Shares to Ten Fund. A copy of the February Subscription Agreement was filed as Exhibit 99.1 to Amendment No. 2 to the Reporting Persons’ Schedule 13D filed on February 13, 2014 and is incorporated herein by reference. The foregoing summary description of the February Subscription Agreement is not intended to be complete and is qualified in its entirety by the complete text of the February Subscription Agreement.

On December 19, 2013, Ten Fund entered into a Subscription Agreement with the Issuer for the purchase of 340,000 Shares at $1.80 per share from the Issuer in a private transaction (the “December Subscription Agreement”). A copy of the December Subscription Agreement was filed as Exhibit 99.1 to Amendment No. 1 to the Reporting Persons’ Schedule 13D filed on December 20, 2013 and is incorporated herein by reference. The foregoing summary description of the December Subscription Agreement is not intended to be complete and is qualified in its entirety by the complete text of the December Subscription Agreement.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of November 22, 2013 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement was filed as Exhibit 1 to the Original Schedule 13D and is incorporated herein by reference in its entirety in this response to Item 6.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

99.1	Securities Purchase Agreement by and between Biolase, Inc. and Oracle Partners, L.P., Oracle Institutional Partners, L.P., and Oracle Ten Fund Master, L.P., among other investors, dated July 18, 2014.

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After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 23, 2014

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner
	By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

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